SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
       PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. )*

                         Coeur d'Alene Mines Corporation
                -----------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192108108
                               ------------------
                                 (CUSIP Number)

                                  May 23, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)
[X]     Rule 13d-1(c)
[ ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Michael A. Roth and Brian J. Stark, as joint filers pursuant to
     Rule 13d-1(k)
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
     (See Item 6)          Not Applicable                   (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              9,349,593
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            Not Applicable
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           9,349,593
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                Not Applicable
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,349,593
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
                    Not Applicable
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.3%
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     IN
_____________________________________________________________________________

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    3 of 7


Item 1(a).     Name of Issuer:

               Coeur d'Alene Mines Corporation, an Idaho corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               400 Coeur d'Alene Mines Building
               505 Front Avenue
               Coeur d'Alene, Idaho 83814

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               Michael A. Roth and Brian J. Stark, as joint filers (collectively, the "Reporting Persons").

               The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235.

               The Reporting Persons are U.S. citizens.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $1.00 per share, of the Issuer (the "Common Stock")

Item 2(e).     CUSIP Number:

               192108108

Item 3.        Not applicable.

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    9,349,593* shares of Common Stock

               (b)  Percent of class:

                    Based on 148,257,281 shares of Common Stock outstanding as of May 23, 2003, the Reporting Persons beneficially own 6.3% of the issued and outstanding shares of Common Stock. *

               (c)  Number of shares to which such Reporting Persons have:

                    (i)   Sole power to vote or direct the vote: 9,349,593*

                    (ii)  Shared power to vote or direct the vote: None

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    4 of 7

                    (iii) Sole power to dispose or to direct the disposition of:
                          9,349,593*

                    (iv) Shared power to dispose of or direct the disposition of: None

               *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian J. Stark, as joint filers. All of the foregoing shares are held directly by SF Capital Partners, Ltd., a British Virgin Islands company ("SF Capital"). Messrs. Roth and Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company ("Staro") which (i) acts as investment manager and has sole power to direct the management of Shepherd Investments International, Ltd., a British Virgin Islands corporation ("SIIL"), and (ii) acts as general partner and has sole power to direct the management of Stark Investments Limited Partnership, a Wisconsin limited partnership which serves as the general partner of Stark Trading, a Wisconsin general partnership ("ST"). SILL and ST are the controlling owners of SF Capital. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. Based upon information provided in the Issuer's Prospectus Supplement dated May 23, 2003, to the Prospectus dated May 2, 2003 there were 148,257,281 shares of Common Stock issued and outstanding as of May 23, 2003. Therefore, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Messrs. Roth and Stark may be deemed to be the beneficial owners of 9,349,593 shares of Common Stock which represents 6.3% of the issued and outstanding shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not Applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of a Group.

               Not Applicable.

Item 10.       Certification.

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    5 of 7

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    6 of 7

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 28, 2003

                                /s/ Michael A. Roth
                                -----------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                -----------------------
                                Brian J. Stark

                                  SCHEDULE 13G
CUSIP NO. 192108108                                                    7 of 7


                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d 1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Common Stock, par value $1.00 per share, of Coeur d'Alene Mines Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on May 28, 2003.

                                /s/ Michael A. Roth
                                -----------------------
                                Michael A. Roth


                                /s/ Brian J. Stark
                                -----------------------
                                Brian J. Stark